February 5, 1999

Mr. Gary P. Jensen
Vice President/Finance &
  Chief Financial Officer
John B. Sanfilippo & Son, Inc.
2299 Busse Road
Elk Grove Village, IL 60007

Re:	$10,000,000 8.30% Senior Notes due 2005
$15,000,000 9.38% Senior Subordinated Notes due
2005

Dear Mr. Jensen:

Pursuant to your letter of January 14, 1999, you have advised Teachers Insurance and Annuity Association of America ("Teachers"), of the violation by John B. Sanfilippo & Son, Inc. (the "Company") of Section 9.l of that certain Note Purchase Agreement dated as of August 30, 1995, between the Company and Teachers, as amended from time to time (the "Note Purchase Agreement") for the Company's fiscal quarter ended December 24, 1998, and the occurrence of an Event of Default under Section 12.1(M) of the Note Purchase Agreement as the result of an adverse ruling in certain pending litigation against the Company.
 In this regard, you have requested that Teachers waive any breach of the Note Purchase Agreement as a result of the violation of the Fixed Charge Covenant Ratio required under the aforementioned section for the Company's fiscal quarter ended December 24, 1998, as well as a waiver of any Event of Default under the Note Purchase Agreement as a result of the occurrence of an Event of Default under Section 12.1(M) of the Note Purchase Agreement and the declaration of defaults by Prudential and the Banks under the Prudential Note Purchase Agreement and the Bank Agreement resulting from the breach by the Company of similar provisions of said agreements.

Capitalized terms used herein shall, unless otherwise defined herein, have the meanings provided in the Note Purchase
Agreement.

Subject to the conditions precedent set forth below, Teachers hereby waives any Event of Default under the Note Purchase Agreement resulting from the Company's violation of
Section 9.1 of the Note Purchase Agreement for the period ending December 24, 1998 and waives any Event of Default thereunder by virtue of the occurrence of any default under Section 12.1(M) or under the Prudential Note Purchase Agreement or Bank Agreement resulting from such breaches of the Note Purchase Agreement, whether by means of a cross default to the Note Purchase Agreement, or as a direct breach of such agreements.

Subject to the conditions precedent set forth below, Teachers further agrees to amend the Note Purchase Agreement as follows:


1.	Section 9.1 of the Note Purchase Agreement is
hereby amended to provide that for each of the Company's fiscal periods from and after the fiscal period ended December 24, 1998 to and including fiscal period ending June 24, 1999, the Fixed Charge Coverage Ratio for the period of four consecutive quarterly fiscal periods of the Company ending before any measurement date shall not be less than 1.25 to 1.0. Thereafter, the required Fixed Charge Coverage Ratio for the period of four consecutive quarterly fiscal periods ending before any measurement date shall not be less than 1.75 to 1.0.

2.	Section 10.1 of the Note Purchase Agreement is
hereby amended to provide that for each of the Company's fiscal periods from and after the fiscal period ended December 24, 1998 to and including the fiscal period ending June 24, 1999, the Fixed Charge Coverage Ratio for the period of four consecutive quarterly fiscal periods of the Company ending before any measurement date shall not be less than 1.20 to 1.0. Thereafter, the required Fixed Charge Coverage Ratio for the Period of four consecutive quarterly fiscal periods ending before any measurement date shall not less than 1.35 to 1.0.

Except as amended hereby, the Note Purchase Agreement remains unchanged and in full force and effect.

The effectiveness of this waiver and amendment is conditioned upon the receipt by Teachers of evidence of the waiver by Prudential and the Banks of defaults arising under the Prudential Note Purchase Agreement and Bank Agreement resulting from the breach by the Company of provisions of said agreements similar to the Events of Default set forth above and the amendment of the Fixed Charge Coverage Ratio under the Prudential Note Purchase Agreement similar to the amendment to the Note Purchase Agreement set forth above.

This waiver shall not be deemed a waiver of any other
Event of Default or any of Teacher's rights and remedies, all of which are hereby expressly reserved, or an amendment to any other provisions of the Note Purchase Agreement not specifically amended hereby.

Very truly yours,

TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA



By:  /s/ David Persky
     ----------------
     David Persky

Title: Associate Director

ACKNOWLEDGED AND AGREED:

JOHN B. SANFILIPPO & SON, INC.



By:  /s/ Gary P. Jensen
     ------------------
     Gary P. Jensen

Title: Executive Vice President, Finance and Chief Financial Officer